Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2022 Results

Shanghai, China—April 21, 2022—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2022.

First Quarter 2022 Financial and Operating Highlights

•	Polysilicon production volume was 31,383 MT in Q1 2022, compared to 23,616 MT in Q4 2021
•	Polysilicon sales volume was 38,839 MT in Q1 2022, compared to 11,642 MT in Q4 2021
•	Polysilicon average total production cost(1) was $10.09/kg in Q1 2022, compared to $14.11/kg in Q4 2021
•	Polysilicon average cash cost(1) was $9.19/kg in Q1 2022, compared to $13.32/kg in Q4 2021
•	Polysilicon average selling price (ASP) was $32.76/kg in Q1 2022, compared to $33.91/kg in Q4 2021
•	Revenue was $1,280.3 million in Q1 2022, compared to $395.5 million in Q4 2021
•	Gross profit was $813.6 million in Q1 2022, compared to $239.8 million in Q4 2021. Gross margin was 63.5% in Q1 2022, compared to 60.6% in Q4 2021
•	Net income attributable to Daqo New Energy Corp. shareholders was $535.8 million in Q1 2022, compared to $141.3 million in Q4 2021
•	Earnings per basic American Depositary Share (ADS)(3) was $7.17 in Q1 2022, compared to $1.90 in Q4 2021
•	EBITDA (non-GAAP)(2) was $826.8 million in Q1 2022, compared to $251.1 million in Q4 2021. EBITDA margin (non-GAAP)(2) was 64.6% in Q1 2022, compared to 63.5% in Q4 2021

	Three months ended
US$ millions except as indicated otherwise	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
Revenues	1,280.3	395.5	256.1
Gross profit	813.6	239.8	118.9
Gross margin	63.5%	60.6%	46.4%
Income from operations	796.9	228.1	109.2
Net income attributable to Daqo New Energy Corp. shareholders	535.8	141.3	83.2
Earnings per basic ADS(3) ($ per ADS)	7.17	1.90	1.13
EBITDA (non-GAAP)(2)	826.8	251.1	128.1
EBITDA margin (non-GAAP)(2)	64.6%	63.5%	50.0%
Polysilicon sales volume (MT)	38,839	11,642	21,471
Polysilicon average total production cost ($/kg)(1)	10.09	14.11	6.29
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	9.19	13.32	5.37

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA and EBITDA margins on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. One (1) ADS representing five (5) ordinary shares.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are very pleased to report exceptional results for the first quarter of 2022, the best-ever in the company’s history. I would like to thank our entire team for their hard work and dedication in delivering such excellent operational and financial performance. For the quarter, we achieved polysilicon sales volume of 38,839 MT, more than 3 times our sales volume for the fourth quarter of 2021. We recorded $1.3 billion in revenue, also more than 3 times of the revenue for the fourth quarter of 2021, and we recorded operating income of $797 million, net income attributable to Daqo New Energy shareholders of $536 million, earning per share (“EPS”) of $7.17 per share and EBITDA of $827 million, all representing substantial sequential and year-over-year growth. At the end of the quarter, our combined cash, short term investments, and bank note receivable balance reached $2.6 billion, an increase of $1.2 billion compared to the end of 2021. This strong financial performance reflects not only the strength of the end market but also the trust that our customers place in the quality and reliability of our high-purity mono-grade polysilicon products.”

“Last December, we began production at our new 35,000MT phase 4B polysilicon expansion project. Production ramp up was successful throughout the first quarter. During the first quarter we produced 31,383 MT of polysilicon, a 33% increase compared to the fourth quarter of 2021, of which 97.2% was mono-grade. In the first quarter, our production cost was $10.09/kg, a significant decrease from $14.11/kg in the fourth quarter of 2021, primarily due to the decrease in the cost of silicon powder, as well as manufacturing efficiency improvements and better economies of scale.”

“We continue to see very strong demand for solar PV products both in China and overseas. In the first two months of 2022, new installations of solar PV in China were approximately 10.9 GW. According to the China Photovoltaic Industry Association, new PV installations in China are expected to increase from 53 GW in 2021 to 75-90 GW in 2022. In the first two months of 2022, based on China’s custom’s data, China’s solar PV module export volume was approximately 26 GW, doubled from the same period in 2021. As a result of the stronger-than-expected market demand, product pricing across the entire solar PV value chain increased consistently during the first quarter. Based on statistics from the China Silicon Industry Association, the average market ASPs (VAT included) of small chunk mono-grade polysilicon increased from RMB 231.8/kg in the first week of January to RMB 253.3/kg in the third week of April, reflecting healthy demand from our customers and continued tight supplies. We also see healthy gross margin in the downstream wafer sector which indicates that the solar value chain is able to pass down the impact of strong polysilicon prices to the end market.”

“Global trends continue to favor the solar industry, which particularly benefits the polysilicon sector. We are beginning to witness significant policy shifts to accelerate clean energy adoption and de-carbonization around the world. During the month of March 2022, the European Union announced its RePowerEU initiative, which calls for an acceleration of clean energy transition under the European Green Deal. Germany, in particular, has announced an ambitious program to significantly accelerate its clean energy transition, with plans to deploy 22GW of solar installations per year starting 2026, a four-fold increase from 2021 installations of 5.3GW. As solar energy has already achieved grid-parity broadly in many regions globally, the recent spike in high and volatile energy prices will further drive solar energy adoption with attractive economic returns. All these factors will lead to additional demand for solar products which cannot be met by the current market supply. We believe the polysilicon sector will remain one of the most profitable sectors in the solar PV value chain, as polysilicon will continue to be in short supply and determine the actual pace and total volume of global installations. We will continue to focus on the efficient operation of our core business, increase our capacity based on market needs, continue to enhance our competitiveness in quality and reliability, and further optimize our cost structure to provide consistent returns to our shareholders.”

Outlook and guidance

The Company expects to produce approximately 32,000MT to 34,000MT of polysilicon in the second quarter of 2022 and approximately 120,000MT to 125,000MT of polysilicon in the full year of 2022, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2022 Results

Revenues

Revenues were $1,280.3 million, compared to $395.5 million in the fourth quarter of 2021 and $256.1 million in the first quarter of 2021. The increase in revenues as compared to the fourth quarter of 2021 was primarily due to significantly higher polysilicon sales volume partially offset by slightly lower ASPs.

Gross profit and margin

Gross profit was $813.6 million, compared to $239.8 million in the fourth quarter of 2021 and $118.9 million in the first quarter of 2021. Gross margin was 63.5%, compared to 60.6% in the fourth quarter of 2021 and 46.4% in the first quarter of 2021. The increase in gross profit as compared to the fourth quarter of 2021 was primarily due to higher sales volume. The increase in gross margin as compared to the fourth quarter of 2021 was primarily due to lower production cost partially offset by lower ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $15.5 million, compared to $10.2 million in the fourth quarter of 2021 and $9.0 million in the first quarter of 2021. The increase in SG&A expenses as compared to the fourth quarter of 2021 was primarily due to an increase in shipment expenses as a result of increased sales volume. SG&A expenses during the first quarter included $2.0 million in non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $2.1 million, compared to $1.3 million in the fourth quarter of 2021 and $1.2 million in the first quarter of 2021. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $796.9 million, compared to $228.1 million in the fourth quarter of 2021 and $109.2 million in the first quarter of 2021.

Operating margin was 62.2%, compared to 57.7% in the fourth quarter of 2021 and 42.6% in the first quarter of 2021.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $826.8 million, compared to $251.1 million in the fourth quarter of 2021 and $128.1 million in the first quarter of 2021. EBITDA margin (non-GAAP) was 64.6%, compared to 63.5% in the fourth quarter of 2021 and 50.0% in the first quarter of 2021.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $535.8 million, compared to $141.3 million in the fourth quarter of 2021 and $83.2 million in the first quarter of 2021.

Earnings per basic American Depository Share (ADS) was $7.17, compared to $1.90 in the fourth quarter of 2021, and $1.13 in the first quarter of 2021.

Financial Condition

As of March 31, 2022, the Company had $1,127.7 million in cash, cash equivalents and restricted cash, compared to $724.0 million as of December 31, 2021 and $227.8 million as of March 31, 2021. As of March 31, 2022, the notes receivable balance was $1,499.4 million, compared to $365.9 million as of December 31, 2021 and $38.5 million as of March 31, 2021. The increase in notes receivables compared to December 31, 2021 was primarily due to higher revenues and advance payments from customers. As of March 31, 2022, total borrowings were nil, compared to nil as of December 31, 2021 and total borrowings of $222.2 million, including $100.4 million long-term borrowings, as of March 31, 2021.

Cash Flows

For the three months ended March 31, 2022, net cash provided by operating activities was $231.3 million, compared to $159.2 million in the same period of 2021. The increase was primarily due to higher revenues and gross margin.

For the three months ended March 31, 2022, net cash provided by investing activities was $170.4 million, compared to net cash used in investing activities of $79.9 million in the same period of 2021. The net cash used in investing activities in Q1 2021 was primarily related to the capital expenditures on the Company’s Phase 4B and 4A polysilicon projects. The net cash provided by investing activities in Q1 2022 was primarily due to the redemption of short-term investments offset by the capital expenditures on the Company’s Phase 4B project and Inner Mongolia polysilicon project.

For the three months ended March 31, 2022, net cash provided by financing activities was nil, compared to net cash used in financing activities of $31.7 million in the same period of 2021.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin (which represents the proportion of EBITDA in revenues). Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on April 21, 2022. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/mediaframe/webcast.html?webcastid=81uk8uIG

A replay of the call will be available 1 hour after the end of the conference through April 28, 2022.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	6420441

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html
Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “might” and “guidance” and similar statements. Among other things, the outlook for the second quarter and the full year of 2022 and quotations from management in these announcements well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
Revenues	$1,280,323	$395,547	$256,095
Cost of revenues	(466,767)	(155,719)	(137,151)
Gross profit	813,556	239,828	118,944
Operating expenses
Selling, general and administrative expenses	(15,483)	(10,249)	(9,033)
Research and development expenses	(2,079)	(1,269)	(1,197)
Other operating income / (expenses)	938	(217)	479
Total operating expenses	(16,624)	(11,735)	(9,751)
Income from operations	796,932	228,093	109,193
Interest expense, net	(1,468)	(2,002)	(7,543)
Investment income	1,495	3,317	-
Income before income taxes	796,959	229,408	101,650
Income tax expense	(129,908)	(50,394)	(14,487)
Net income	667,051	179,014	87,163
Net income attributable to non-controlling interest	131,208	37,738	3,944
Net income attributable to Daqo New Energy Corp. shareholders	$535,843	$141,276	$83,219

Earnings per ADS
Basic	7.17	1.90	1.13
Diluted	6.99	1.84	1.08

Weighted average ADS outstanding
Basic	74,710,994	74,377,874	73,338,969
Diluted	76,631,999	76,713,053	76,744,468

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	1,127,735	723,966	227,849
Short-term investments	10,411	280,251	7,631
Notes receivable	1,499,425	365,911	38,547
Inventories	100,313	327,771	34,064
Other current assets	14,412	45,081	15,343
Total current assets	2,752,296	1,742,980	323,434
Property, plant and equipment, net	1,619,217	1,559,110	1,081,352
Prepaid land use right	40,592	40,741	30,534
Other non-current assets	800	820	3,794
TOTAL ASSETS	4,412,905	3,343,651	1,439,114

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	-	-	121,822
Accounts payable and notes payable	56,422	81,469	78,622
Advances from customers-short term portion	465,973	202,958	64,640
Payables for purchases of property, plant and equipment	104,160	142,937	34,778
Other current liabilities	297,507	123,135	47,691
Total current liabilities	924,062	550,499	347,553
Long-term borrowings	-	-	100,422
Advance from customers – long term portion	99,409	90,661	77,494
Other non-current liabilities	49,262	38,661	28,406
TOTAL LIABILITIES	1,072,733	679,821	553,875
EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	2,705,856	2,161,959	849,659
Non-controlling interest	634,316	501,871	35,580
Total equity	3,340,172	2,663,830	885,239
TOTAL LIABILITIES & EQUITY	4,412,905	3,343,651	1,439,114

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2022	2021
Operating Activities:
Net income	$667,051	$87,163
Adjustments to reconcile net income to net cash provided by operating activities	31,837	22,035
Changes in operating assets and liabilities	(467,544)	49,980
Net cash provided by operating activities	231,344	159,178

Investing activities:
Purchases of property, plant and equipment	(101,263)	(72,179)
Purchase of short-term investments	(858)	(7,712)
Redemption of short-term investments	272,501	-
Net cash provided by / (used in) investing activities	170,380	(79,891)

Financing activities:
Net cash provided by financing activities	-	31,740
Non-cash transactions
Effect of exchange rate changes	2,045	(1,582)
Net increase in cash, cash equivalents and restricted cash	403,769	109,445
Cash, cash equivalents and restricted cash at the beginning of the period	723,966	118,404
Cash, cash equivalents and restricted cash at the end of the period	1,127,735	227,849

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Net income	667,051	179,014	87,163
Income tax expense	129,908	50,394	14,487
Interest expense, net	1,468	2,002	7,543
Depreciation & amortization	28,359	19,739	18,914
EBITDA (non-GAAP)	826,786	251,149	128,107
EBIDTA margin (non-GAAP)	64.6%	63.5%	50.0%

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@Christensenir.com